Canada Goose Reports Third Quarter Fiscal 2026 Results
Third quarter revenue grew 14% year-over-year led by strong performance in US and Mainland China
4 consecutive quarters of positive DTC comparable sales growth1

Toronto – February 5, 2026 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the third quarter of fiscal 2026 ended December 28, 2025. All amounts are in Canadian dollars unless otherwise indicated.
“Our third‑quarter results underscore the strength of our global brand and top‑line engine, with broad‑based revenue growth and continued momentum across key regions and channels,” said Dani Reiss, Chairman and CEO of Canada Goose. “Our peak selling period reflected sharper execution — higher quality traffic driven by integrated global campaigns, strong consumer response to our expanded year‑round assortment, and robust performance across both retail and e-commerce.”

“Margins this quarter reflected deliberate choices we made to expand product relevance and fuel brand momentum. Our focus now is converting this demand into stronger profitability. In recent years we have driven real overhead efficiency in our business, and now we are bringing the same focus to channel level SG&A discipline and marketing efficiency. These actions will position us to expand margins in the years ahead.”

Third Quarter Fiscal 2026 Business Highlights
Our third quarter results reflect traction from our focused investment program:
•Launched Fall/Winter 2025 New Heirlooms and Snow Goose campaigns, which strengthened brand momentum, increased repeat customer purchases, and elevated cultural relevance. The campaigns balanced fresh creative expression, showcasing our durable outerwear assortment crafted with enduring materials, reflecting our heritage of quality and craftsmanship.
•Strengthened our retail presence in key markets with four new store openings, bringing our total permanent store count to 81. We showcased our new store design concept in our relocated Milan store, strategically positioned among luxury adjacencies driving brand elevation.
•Expanded our year-round assortment which is broadening customer appeal, with newness driving strong engagement and accelerating unit sales growth across down-filled outerwear and non down-filled outerwear categories.

Third Quarter Financial Highlights2
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 14.2% to $694.5m, up 13.2% on a constant currency basis3.
•DTC revenue increased 14.1% to $591.0m, or up 13.2% on a constant currency basis3 led by strong retail and e-commerce performance in Asia Pacific and North America. DTC comparable sales1 increased 6.3%.
1 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
2 Comparisons to third quarter ended December 29, 2024.
3 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

•Wholesale revenue increased 16.6% to $88.3m, or 13.9% on a constant currency basis3 primarily due to timing of shipments to partners, with delayed deliveries from the prior quarter fulfilled in the current quarter.
•Other revenue increased 5.6% to $15.2m, or 10.4% on a constant currency basis3 due to higher employee sales.
▪Gross profit increased 13.7% to $513.8m due to higher revenue. Gross margin for the quarter was 74.0% compared to 74.4% in the third quarter of fiscal 2025, primarily due to product mix.
▪Selling, general and administrative (SG&A) expenses were $313.6m, compared to $247.7m in the prior year period. The increase in SG&A was primarily driven by a one-time bad-debt provision related to a U.S. wholesale partner, run-rate costs associated with the expansion and operation of the global retail network, higher marketing investments, and a foreign exchange gain in fiscal 2025 that did not recur in fiscal 2026.
▪Operating Income was $200.2m, compared to operating income of $204.3m in the prior year period.
▪Net income attributable to shareholders was $134.8m, or $1.36 per diluted share, compared with a net income attributable to shareholders of $139.7m, or $1.42 per diluted share in the prior year period.
▪Adjusted EBIT4 was $203.7m, compared to $205.2m in the prior year period. Adjusted EBIT margin4 was 29.3%, compared to 33.8% in the prior year period.
▪Adjusted net income attributable to shareholders4 was $142.3m, or $1.43 per diluted share, compared with an adjusted net income attributed to shareholders of $148.3m, or $1.51 per diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $408.7m for the third quarter ended December 28, 2025 was flat year-over-year, reflecting higher demand and our continued proactive approach to managing inventory over the past year.
The Company ended the third quarter of fiscal 2026 with net debt4 of $413.0m, compared to $546.4m at the end of the third quarter of fiscal 2025. This reduction was mainly due to disciplined working capital management, cash generated from operating activities in recent quarters, and lower borrowings from our credit facilities compared to the previous year.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on February 5, 2026. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/146265738. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements relating to the execution of our business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,”
4 Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted EBIT margin and adjusted net income per diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

“expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution, as well as the other risk factors that are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 30, 2025. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Income (Loss)
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	$	$	$	$
Revenue	694.5	607.9	1,074.9	963.8
Cost of sales	180.7	155.9	324.8	295.1
Gross profit	513.8	452.0	750.1	668.7
Selling, general & administrative expenses	313.6	247.7	726.2	559.7
Operating income	200.2	204.3	23.9	109.0
Net interest, finance and other costs	11.4	14.3	28.3	26.0
Income (loss) before income taxes	188.8	190.0	(4.4)	83.0
Income tax expense	50.8	46.4	0.5	7.1
Net income (loss)	138.0	143.6	(4.9)	75.9

Attributable to:
Shareholders of the Company	134.8	139.7	(5.6)	67.7
Non-controlling interest	3.2	3.9	0.7	8.2
Net income (loss)	138.0	143.6	(4.9)	75.9

Earnings (loss) per share attributable to shareholders of the Company
Basic	$1.39	$1.44	$(0.06)	$0.70
Diluted[1]	$1.36	$1.42	$(0.06)	$0.69
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, for the third and three quarters ended December 28, 2025, nil and 1,908,126, respectively, potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (third and three quarters ended December 29, 2024 - nil and nil shares, respectively).

Condensed Consolidated Interim Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	$	$	$	$
Net income (loss)	138.0	143.6	(4.9)	75.9

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	—	—	(0.2)	(0.7)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	0.4	(7.5)	22.0	10.0
Net gain (loss) on derivatives designated as cash flow hedges	0.8	(1.2)	(6.4)	(10.2)
Reclassification of net (gain) loss on cash flow hedges to income	(0.5)	1.4	(1.0)	1.3
Other comprehensive income (loss)	0.7	(7.3)	14.4	0.4
Comprehensive income	138.7	136.3	9.5	76.3

Attributable to:
Shareholders of the Company	136.3	132.6	10.0	68.1
Non-controlling interest	2.4	3.7	(0.5)	8.2
Comprehensive income	138.7	136.3	9.5	76.3

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	December 28, 2025	December 29, 2024	March 30, 2025
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	346.9	285.2	334.4
Trade receivables	202.9	182.8	98.0
Inventories	408.7	407.4	384.0
Income taxes receivable	25.5	15.9	10.2
Other current assets	51.5	55.0	63.8
Total current assets	1,035.5	946.3	890.4

Deferred income taxes	104.9	102.4	95.7
Property, plant and equipment	168.0	164.9	161.6
Intangible assets	128.7	132.2	131.9
Right-of-use assets	287.0	299.4	280.2
Goodwill	71.2	71.3	72.0
Other long-term assets	1.3	15.6	0.1
Total assets	1,796.6	1,732.1	1,631.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	275.9	223.5	186.7
Provisions	76.5	69.7	40.1
Income taxes payable	27.7	25.9	28.6
Short-term borrowings	15.5	70.6	4.3
Current portion of lease liabilities	92.4	84.7	83.9
Total current liabilities	488.0	474.4	343.6

Provisions	16.9	16.0	16.0
Deferred income taxes	13.0	13.4	20.8
Term Loan	399.6	410.5	407.7
Lease liabilities	246.0	265.3	246.9
Other long-term liabilities	52.8	43.1	40.3
Total liabilities	1,216.3	1,222.7	1,075.3

Equity
Equity attributable to shareholders of the Company	565.4	494.7	541.2
Non-controlling interests	14.9	14.7	15.4
Total equity	580.3	509.4	556.6
Total liabilities and equity	1,796.6	1,732.1	1,631.9

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	Third quarter ended		Three quarters ended
	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	$	$	$	$
Operating activities
Net income (loss)	138.0	143.6	(4.9)	75.9
Items not affecting cash:
Depreciation and amortization	33.2	32.6	96.1	97.5
Income tax expense	50.8	46.4	0.5	7.1
Interest expense	8.5	14.9	23.3	37.5
Foreign exchange loss (gain)	8.5	0.7	6.4	(1.2)
Loss on disposal of assets	0.1	0.5	0.7	0.9
Share-based payment	4.9	3.6	14.1	9.8
Remeasurement of put option	3.0	0.7	6.0	1.6
Remeasurement of contingent consideration	(0.1)	(1.3)	(1.0)	(13.1)
	246.9	241.7	141.2	216.0
Changes in non-cash operating items	103.2	118.4	(3.1)	(20.2)
Income taxes paid	(4.5)	(3.9)	(33.7)	(11.2)
Interest paid	(9.4)	(8.2)	(26.3)	(29.9)
Net cash from operating activities	336.2	348.0	78.1	154.7
Investing activities
Purchase of property, plant and equipment	(15.7)	(9.5)	(26.8)	(14.9)
Investment in intangible assets	—	(0.1)	—	(0.1)
Initial direct costs of right-of-use assets	(0.1)	(0.3)	(0.5)	(0.4)
Net cash used in investing activities	(15.8)	(9.9)	(27.3)	(15.4)
Financing activities
Mainland China Facilities (repayments) borrowings	(13.4)	(44.3)	—	30.1
Japan Facility (repayments) borrowings	(17.1)	3.8	11.4	29.8
Revolving Facility repayments	(8.0)	(60.9)	—	—
Term Loan borrowings (repayments)	—	—	16.6	(2.0)
Transaction costs on financing activities	—	—	(6.6)	—
Principal payments on lease liabilities	(22.9)	(23.2)	(63.2)	(64.1)
Settlement of term loan derivative contracts	—	—	6.6	—
Issuance of shares	0.5	0.6	0.5	0.6
Net cash used in financing activities	(60.9)	(124.0)	(34.7)	(5.6)
Effects of foreign currency exchange rate changes on cash	(6.8)	2.3	(3.6)	6.6
Increase in cash	252.7	216.4	12.5	140.3
Cash, beginning of period	94.2	68.8	334.4	144.9
Cash, end of period	346.9	285.2	346.9	285.2

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted EBIT margin and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the third and three quarters ended December 28, 2025, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of growth (decline) of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	Third quarter ended		Three quarters ended
CAD $ millions	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Net income (loss)	138.0	143.6	(4.9)	75.9
Add (deduct) the impact of:
Income tax expense	50.8	46.4	0.5	7.1
Net interest, finance and other costs	11.4	14.3	28.3	26.0
Operating income	200.2	204.3	23.9	109.0
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.5	0.9	15.4	2.7
Total adjustments	3.5	0.9	59.2	2.7
Adjusted EBIT	203.7	205.2	83.1	111.7
Adjusted EBIT margin	29.3%	33.8%	7.7%	11.6%

	Third quarter ended		Three quarters ended
CAD $ millions	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Net income (loss)	138.0	143.6	(4.9)	75.9
Add (deduct) the impact of:
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.5	0.9	15.4	2.7
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (c)	2.9	(0.6)	5.0	(11.5)
Unrealized foreign exchange (gain) loss on Term Loan (d)	(0.8)	4.9	(4.1)	5.7
	5.6	5.2	60.1	(3.1)
Tax effect of adjustments	0.1	(0.8)	(11.9)	(1.2)
Adjusted net income	143.7	148.0	43.3	71.6
Adjusted net (gain) loss attributable to non-controlling interest (e)	(1.4)	0.3	(2.5)	5.8
Adjusted net income attributable to shareholders of the Company	142.3	148.3	40.8	77.4

Weighted average number of shares outstanding
Basic	97,088,009	96,798,985	97,024,609	96,714,942
Diluted	99,338,921	98,172,212	97,024,609	98,033,979
Adjusted net income per basic share attributable to shareholders of the Company	$1.47	$1.53	$0.42	$0.80
Adjusted net income per diluted share attributable to shareholders of the Company	$1.43	$1.51	$0.42	$0.79
(a)During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of income (loss). The award and legal costs were paid to the former supplier during the two quarters ended September 28, 2025.
(b)Value of the remuneration payout, in connection with the Paola Confectii business combination (“Earn-Out”).
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The Company recorded losses of $2.9m and $5.0m, respectively, on the fair value remeasurement of the contingent consideration and put option during the third and three quarters ended December 28, 2025 (third and three quarters ended December 29, 2024 - gains of $0.6m and $11.5m, respectively). These losses are included in net interest, finance and other costs within the interim statements of income (loss).
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of income (loss).
(e)Calculated as net income attributable to non-controlling interest within the interim statements of income (loss) of $(1.4)m and $(2.5)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 28, 2025 (third and three quarters ended December 29, 2024 - net income attributable to non-controlling interest of $0.3m and $5.8m, respectively).

Revenue By Segment

	Third quarter ended		$ Change			% Change
CAD $ millions	December 28, 2025	December 29, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	591.0	517.8	73.2	(4.8)	68.4	14.1%	13.2%
Wholesale	88.3	75.7	12.6	(2.1)	10.5	16.6%	13.9%
Other	15.2	14.4	0.8	0.7	1.5	5.6%	10.4%
Total revenue	694.5	607.9	86.6	(6.2)	80.4	14.2%	13.2%
Revenue by Geography

	Third quarter ended		$ Change			% Change
CAD $ millions	December 28, 2025	December 29, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	103.9	91.1	12.8	—	12.8	14.1%	14.1%
United States	199.2	161.5	37.7	0.6	38.3	23.3%	23.7%
North America	303.1	252.6	50.5	0.6	51.1	20.0%	20.2%
Greater China[1]	248.3	219.6	28.7	0.2	28.9	13.1%	13.2%
Asia Pacific (excluding Greater China1)	53.3	50.9	2.4	0.8	3.2	4.7%	6.3%
Asia Pacific	301.6	270.5	31.1	1.0	32.1	11.5%	11.9%
EMEA[2]	89.8	84.8	5.0	(7.8)	(2.8)	5.9%	(3.3)%
Total revenue	694.5	607.9	86.6	(6.2)	80.4	14.2%	13.2%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	December 28, 2025	December 29, 2024	$ Change	March 30, 2025	$ Change
Cash	346.9	285.2	61.7	334.4	12.5
Mainland China Facilities	—	(30.1)	30.1	—	—
Japan Facility	(11.4)	(35.2)	23.8	—	(11.4)
Term Loan	(410.1)	(416.3)	6.2	(412.4)	2.3
Lease liabilities	(338.4)	(350.0)	11.6	(330.8)	(7.6)
Net debt	(413.0)	(546.4)	133.4	(408.8)	(4.2)